NovaStar Financial, Inc.

2114 Central Street

Suite 600

Kansas City, MO 64108

January 7, 2008

Ms. Jessica Barberich

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

VIA Facsimile (202.772.9210) and Overnight Mail

Re:	NovaStar Financial, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008
File No. 1-13533

Dear Ms. Barberich:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to the letter received from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”) dated December 23, 2008, in which the Commission requested additional information regarding the accounting for the NHES 2007-1 securitization at June 30, 2008.

Comment Received:

1. As stated in your response letter dated September 29, 2008, you believe that, on June 30, 2008, the NHES 2007-1 securitization trust was considered to be a qualifying special purpose entity since management concluded that the securitization trust met all of the requirements of paragraphs 35 and 40 of SFAS 140 at that date. Please provide us with a full analysis of how you determined that the securitization trust met all of the conditions required to be a QSPE at June 30, 2008. Specifically address paragraph 41 in your analysis. As part of analysis of paragraph 41 at June 30, 2008, please include a quantification of the significance of any nonfinancial assets held by the trust as well as secured financial assets likely to default, as detailed in the guidance.

Attached to this memorandum is the Company’s full analysis for the accounting treatment of the NHES 2007-1 securitization. The analysis addresses all requirements, including those of paragraph 41. Attachments 4 and 5 to the analysis address the requirements under paragraphs 35 and 40. In addition to the full analysis, the Company offers the following to expand upon conclusions reached regarding the requirements under paragraph 41 of SFAS 140.

United States Securities and Exchange Commission

January 6, 2008

SFAS 140, paragraph 35c(1), states that assets transferred be passive in nature. All assets transferred to the trust at inception were passive in nature – residential mortgage loans and no assets have been transferred to the SPE since inception.

Paragraph 35c(5) states that a qualifying SPE may hold “(t)emporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds “ and refers to Paragraph 41 for additional information and an example, (emphasis added):

41.	A qualifying SPE may hold nonfinancial assets other than servicing rights only temporarily and only if those nonfinancial assets result from collecting the transferred financial assets. For example, a qualifying SPE could be permitted to temporarily hold foreclosed nonfinancial collateral. In contrast, an entity cannot be a qualifying SPE if, for example, it receives from a transferor significant secured financial assets likely to default with the expectation that it will foreclose on and profitably manage the securing nonfinancial assets.

The guidance in paragraphs 35c (5) and 41 is met since the non-financial assets are being held temporarily by the servicer pending liquidation and have been obtained by the trust in collection of financial assets. Furthermore, none of the nonfinancial assets were received from the transferor. And finally, the assets are clearly not being managed for the SPEs profitable gain – these assets are generally severely impaired and are being liquidated by the servicer at sizeable losses. SFAS 140 does not limit the quantity of nonfinancial assets a QSPE may hold if it results from collecting transferred financial assets. The amount of defaulted assets is sizeable as of June 30, 2008. However, it would not have been possible at inception of the transaction to predict the subsequent and extraordinary circumstances that led to the unusual volume of nonfinancial assets acquired by the trust in the collection of financial assets.

In summary:

1.	All assets transferred to the trust from the transferor were passive and financial in nature,
2.	SFAS 140 allows a qualifying SPE, without restriction as to quantity, to own nonfinancial assets if they are acquired in the collection of financial assets which are not being held for profitable gain.
3.	The Company believes based on the above, the SPE satisfied all criteria of paragraph 35 of FAS 140 at June 30, 2008.

The Company is also providing the following information in response to the Staff’s request for quantification of the amount of nonfinancial assets held by the trust as well as secured financial assets likely to default, at June 30, 2008:

United States Securities and Exchange Commission

January 6, 2008

Unpaid principal balance as of June 30, 2008 (in thousands):

Total principal balance outstanding (including amounts below)	$1,512,875
Real estate owned	78,124
Loans in foreclosure	261,506
Loans delinquent:
90 days or more	133,631
60 days or more	52,377

The Company asks that the Staff take note of the fact that servicing by NovaStar of all loans has been discontinued and NovaStar does not have any influence over the servicer. NovaStar has exited all loan servicing, lending, financing and securitization operations. Furthermore, the carrying value of the Company’s investment in the NHES 2007-1 transaction was reduced to $2.3 million as of September 30, 2008, which is insignificant relative to the total beneficial interests. Due to continuing losses, the carrying value will likely be substantially lower as of December 31, 2008. Thus, NovaStar’s continuing involvement is limited only to its holdings of a nominal value of its investment, and such involvement is not material to its operations. Given the facts and circumstances surrounding this transaction, the Company believes it has appropriately accounted for this transaction.

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

/s/ Rodney E. Schwatken

Rodney E. Schwatken

Chief Financial Officer

Cc:	Mr. W. Lance Anderson, NFI
NFI Audit Committee
Mr. Richard T. Lippoli, Deloitte & Touche LLP
Mr. Gregory G. Johnson, Bryan Cave LLP

INTEROFFICE MEMORANDUM

To:	Accounting File

From:	Rodney Schwatken

Date:	August 14, 2008 (with revisions through January 5, 2009)

RE:	NovaStar Mortgage Funding Trust (NMFT) Series 2007-1

SUMMARY OF TRANSACTION:

On February 28, 2007, NovaStar Mortgage executed a securitization of approximately $1.89 billion in mortgage loans with a sale of approximately $1.81 billion in bonds to the public. An assessment of the accounting for the transactions was prepared on March 31, 2007. That assessment concluded that the securitization failed the “excessive benefit” test (paragraph 40(c)) for the derivatives as required under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (FAS 140). The conclusion was based on an analysis of the derivative instruments that were transferred to the trust from NovaStar. The analysis concluded that NovaStar excessively benefited from those derivatives. As a result, the 2007-1 trust was not a qualifying SPE and the SPE was consolidated within the financial statements of NovaStar. The original memorandums and related analyses for this transaction are attached to this memorandum (Attachments 1 and 2).

The following is a summary of the securitization:

1.	2007-1 was structured to be a sale transaction. However, due to the excessive benefit to NovaStar from the derivatives, the transaction originally did not meet requirements for sale accounting. As a result, the loans and debt were consolidated for financial reporting.

2.	NMI was the depositor to the Trust.

3.	NovaStar Mortgage was the servicer for the transferred loans (until servicing was sold in November 2007).

4.	Prior to selling the servicing, NMI as servicer, had the right, but not the obligation, to purchase any mortgage loan which becomes 90 days or more delinquent (a) within 29 days after the date the mortgage loan becomes 90 days delinquent or (b) on the date the Servicer liquidates the related mortgaged property.

Reassessment of Accounting for NMFT 2007-1

5.	NovaStar Mortgage is required to repurchase loans with origination defects.

6.	The original transaction documents allowed the servicer (NMI at the time) to exercise a traditional clean-up call option. The clean-up call option was transferred to the new servicer when NMI sold the servicing in 2007.

7.	NovaStar assigned interest swap agreements with an original notional amount of $985 million and interest cap agreements with an original notional amount of $100 million to the Trust. All swaps and caps for the 2007-1 securitization were designated in the Prospectus Supplement and dated concurrently with the closing of this transaction.

In accordance with SFAS 140 paragraph 55, management continuously evaluates 2007-1 to determine if the original accounting conclusions have changed. As part of our analysis for the 2nd quarter of 2008, we noted that $350 million of the original $1.1 billion (32%) matured. Additionally, during 2007 and continuing in 2008, the mortgage loans in the NMFI 2007-1 securitization trust incurred substantial losses. This had a direct impact on the cash flow benefit derived from the interest rate caps and swaps included in the NMFT 2007-1 securitization since the cash flows from the derivatives are first pledged to the senior bondholders in the event that mortgage loan cash flow becomes insufficient to cover principal and interest payments.

As a result of the foregoing, the analysis of the derivative benefits – using the present value of the cash flows and in the same format as was used at inception – concluded that the derivatives produced only a nominal benefit to NovaStar by the end of the 2nd quarter. While losses had been mounting for several quarters, management concluded during the 2nd quarter that the losses were to a point where they would not reverse in manner such that the derivatives would likely ever provide any significant future benefit to NovaStar. The summary analysis of the estimated future benefit from 2007-1 with and without the derivatives, compared to the estimated benefits to the bonds owned by third parties is attached (Attachment 3). The analysis has been updated with current market conditions. An analysis of the gross cash flows from the derivatives concluded that NovaStar was afforded no benefit from the derivatives as of June 30.

Our analysis concludes that:

1.	As compared to the original analysis, the value of the interests retained by NovaStar has an estimated value of approximately $2.6 million as of June 30, 2008, as compared to an estimated value of $131.7 million at the time the securitization transaction was completed in 2007.

Reassessment of Accounting for NMFT 2007-1

2.	As of June 30, 2008, in an increasing interest rate environment, the value of the derivatives to NovaStar does not increase substantially, while the value to the third party bondholders increases more dramatically. For example, a rate increase of 100 basis points increases the estimated value to the third party bondholders by $2.2 million, while increasing the value to NovaStar by only $44,000. At the time this securitization transaction was completed, the same rate shift was expected to increase NovaStar’s value by $13.5 million, while decreasing the value to third party bondholders by $33,000.

3.	While the derivatives transferred to the trust are currently out of the money, any future cash received from the derivatives, should they come into the money, would be used to pay third party bonds. The derivative cash flow is pledged to third party bondholders. Therefore, the benefit of these derivatives to NovaStar has declined to almost zero.

As the requirements under paragraph 40(c) of SFAS 140 have been met, which was the only reason the 2007-1 trust failed to be a qualified SPE, the accounting staff conducted a review of the other requirements of SFAS 140 to determine if the 2007-1 trust continued to meet the requirements. Following is a summary of the review. It is important to note that no amendments have been made to the original securitization documents and therefore any conclusions reached originally regarding the legal make-up of the securitization have not changed.

Summary of Sale versus Financing

In any transfer of assets, the accounting issue to be addressed is whether the transfer of the assets is accounted for as a sale or financing arrangement. Guidance for the accounting for transfers of assets such as the above transaction is provided by Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125”. According to paragraph 9 of this Statement:

A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

A.	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

B.	Each transferee (or, if the transferee is a qualifying special purpose entity (QSPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

Reassessment of Accounting for NMFT 2007-1

C.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both allows and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Isolation of the assets:

The legal nature of the NMFT 2007-1 transaction isolated the loans from NMI at inception and they continue to be isolated. A “true sale” opinion was given by Dewey Ballentine, LLP counsel to NMI that states the assets of the trust have been isolated from NMI even in cases of bankruptcy or other receivership. In addition, paragraph 83 of SFAS 140, states the FASB concluded that a “two-step” securitization, “generally would be judged under present U.S. law as having isolated the assets beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership”. The two-step structure was used by NovaStar in the NMFT 2007-1 transaction as the loans are first transferred from NMI to NMFC and then from NMFC to the securitization trust.

QSPE and Constraints on Transferred Assets

Attachment 4 to this memorandum provides a detailed analysis of the requirements of paragraph 35 of SFAS 140 for qualifying Special Purpose Entities and conclusions reached regarding the NHES 2007-1 securitization and related Trust. Based on this assessment, NHES 2007-1 is a qualifying SPE as of June 30, 2008.

Control Over the Transferred Assets

According to paragraph 85 of SFAS 140, NMI’s option to repurchase loans greater than 90 days does not preclude a transaction from being treated as a sale as this is a result of a third-party default, which is outside the control of the transferor.

The put-back option requirement of NMI by the trust in the event of mortgage loan origination defects raises the question of whether this option should be treated as a guaranty. FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” addresses the recognition of a liability by a guarantor at the inception of a guarantee

Reassessment of Accounting for NMFT 2007-1

for the obligations the guarantor has undertaken in issuing the guarantee and also addresses the disclosure requirements. FIN 45 specifically applies to guarantee contracts that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value with the offset of the entry reducing/(increasing) the gain/(loss) recognized on the deal. Due to the fact that NovaStar has never had to purchase a loan out of securitization due to origination defects, we feel that the value of these guarantees is justifiably immaterial. Appropriate disclosures will be made in the annual and quarterly financial statements.

Derivative Accounting Issues

Purpose of Derivatives

The interest rate cap and swap agreements included in this deal provide interest rate protection to the third-party bondholders. In effect, the caps and swaps protect the bondholders from a cash shortfall if interest rates rise dramatically and the cash flow from the mortgages is not sufficient to pay the bonds the agreed upon coupon. This shortfall would result from the 2/28, 3/27 and fixed rate mortgages not being able to generate enough interest if interest rates rise dramatically and quickly.

Limits on Derivatives a QSPE Can Hold under SFAS No. 140

FAS 140 (paragraph 39) allows a QSPE to hold only passive derivative financial instruments that pertain to beneficial interests sold to independent third parties. Paragraph 40 provides the following regarding determining when a derivative financial instrument pertains to beneficial interests sold the third parties:

a.	it is entered only:

(1)	when the beneficial interests are purchased by independent third parties

(2)	when another derivative must be replaced upon a pre-stipulated occurrence of an event outside the control of the transferor, its affiliates or its agents

b.	has a notional amount that does not initially exceed the amount of beneficial interests held by independent third parties and is not expected to exceed them subsequently

c.	has characteristics that relate to, and partly or fully (but not excessively) counteract, some risk associated with those beneficial interests held by outsiders or the related transferred assets.

For the 2007-1 transaction, the following conclusions regarding the requirements of paragraph 40 have been reached regarding the swaps/caps. These conclusions are also summarized in a tabular format in Attachment 5. The discussion following each letter below corresponds with the same letter above.

Reassessment of Accounting for NMFT 2007-1

a.	All of the derivatives for the 2007-1 securitization were entered into at the time the beneficial interests were purchased by independent third parties. These derivatives are designated in the Prospectus Supplement dated February 28, 2007, and more importantly, only those derivatives designated in the Supplement can be transferred into the trust. Even though only a portion of the aggregate cap notional amount was assigned to the trust on the closing date (via a Novation agreement), NovaStar entered into a forward delivery contract with the trust on the date of the initial close and was legally obligated to deliver the remaining swaps/caps during the secondary funding. Again, only those derivatives designated in the Prospectus Supplement can be transferred to the trust. It is important to also note that NovaStar will receive (pay) cash from (to) the derivative counterparty during the period the derivatives are not assigned to the trust and, therefore, takes market risk on those swaps/caps not assigned at first close. Additionally, if there was ever a scenario in which interest rates increased so dramatically between closes that the third party BIH’s were exposed to a cash shortfall which would have been covered by the caps if they had all been assigned in the first close, then the cash shortfall will be taken from NovaStar’s C bond cash flow. Therefore, after all cash flows are considered, both the third party BIH’s and NovaStar should be in the same cash flow position whether we assign all of the derivatives at the first close or only a portion.

In the opinion of management, the derivatives were entered into and identified to all bond holders at the time the bonds were issued and they meet all other requirements of SFAS 140 (see b. and c. below).

b.	Attachment 6 is a summary of the derivatives notional amount at inception and as of June 30, 2008. The derivatives included in NHES 2007-1 have short maturities. Management’s analysis of future performance of the assets and liabilities of NHES 2007-1, at inception and as of June 30, 2008, demonstrated that it is not likely that the notional amount of the derivatives will exceed the amount of the beneficial interests.

c.	The conclusions regarding the excessive benefit of the derivatives are discussed on page 2 of this memorandum.

OVERALL CONCLUSIONS:

In accordance with SFAS 140, NovaStar management has concluded that, for the foregoing reasons, the 2007-1 securitized loan pool qualifies as a special purpose entity as of June 30, 2008. Furthermore, all other requirements of SFAS 140 for sale accounting treatment have been met. Therefore, the loans receivable, asset-backed bond liabilities and any related balances should be removed from the financial statements of NovaStar.

ATTACHMENT 1

INTEROFFICE MEMORANDUM

To:	Accounting Files

From:	Matt Campbell

CC:	Todd Phillips
Greg Metz

Date:	February 28, 2007

RE:	Preliminary Assessment for Accounting Treatment for Loans Securitized in the 2007-1 Securitization

Finance and Accounting has reviewed the preliminary prospectus supplement of the 2007-1 securitization transaction. Additionally, Finance and Accounting discussed the structure and terms and proposed changes in terms from the most recent securitization with Matt Kaltenrieder.

The transaction calls for the sale of approximately $1.81 billion in bonds to the public collateralized by $1.89 billion in non-conforming loans of NovaStar Mortgage. Generally, the following terms of this securitization are consistent with recent, prior securitization transactions:

1.	Loans will be sold via the two-step structure of 1) from NMI to NMFC and 2) from NMFC to the Trust.

2.	NovaStar Mortgage will act as servicer for the transferred loans.

3.	NovaStar will retain various securities, including the M-6 through M-11 securities with an original principal of $99.7 million.

4.	NMI as servicer has the right, but not the obligation, to purchase any mortgage loan which becomes 90 days or more delinquent (a) within 29 days after the date the mortgage loan becomes 90 days delinquent or (b) on the date the Servicer liquidates the related mortgaged property.

5.	NovaStar Mortgage will be required to repurchase loans with origination defects.

NovaStar Mortgage, Inc.

Preliminary Accounting Assessment for Loan Securitization (NFMT 2007-1)

February 28, 2007

6.	The servicer has a clean-up call option which is exercisable when the aggregate principal balance of the mortgage loans has declined to 10% or less than the Maximum Collateral Amount.

7.	NovaStar will assign interest cap agreements with a preliminary notional amount of $100 million to the Trust. Novastar will assign interest swap agreements with a preliminary notional amount of $985 million. All caps and swaps for the 2007-1 securitization will be designated in the Prospectus Supplement to be dated concurrently with the first closing of this transaction.

8.	NovaStar anticipates receiving a “True Sale” opinion from Dewey Ballentine.

Valuation, derivative and other securitization modeling will not be performed by portfolio management until this deal closes, which is expected to be on February 28, 2007. This deal is very similar in structure to 2006-6; however, the 2007-1 preliminary analysis relating to the derivatives indicated that NovaStar, as owner of the M-6 through M-11 and the residual interest, will receive excessive benefit from those agreements.

Preliminary Conclusion:

Finance and Accounting has reviewed the provisions of SFAS 140 and related accounting literature and have discussed the proposed transaction with Portfolio accounting. Additionally discussions with Matt Kaltenrieder, review of the term sheet and preliminary prospectus supplement and the 2007-1 portfolio management models all support finance accounting. Therefore, it is reasonable to assume that the 2007-1 securitization transaction can be accounted for under this method. However, since all the information provided in this memorandum is preliminary in nature, no assurance can be made to the actual and final accounting treatment of the 2007-1 transaction. Significant changes in the final information and analyses may impact the final accounting treatment of this securitization.

ATTACHMENT 2

INTEROFFICE MEMORANDUM

To:	Accounting File

From:	Matt Campbell

CC:	Todd Phillips
Greg Metz

Date:	March 31, 2007

RE:	NovaStar Mortgage Funding Trust (NMFT) Series 2007-1

On February 28, 2007, NovaStar Mortgage executed a securitization of approximately $1.89 billion in mortgage loans with a sale of approximately $1.81 billion in bonds to the public. A preliminary assessment of the accounting for the transactions was prepared as of February 28, 2007. Accounting and Finance also reviewed the final prospectus, sale and servicing agreement and other information provided by Portfolio. Based on our review, we have determined that the transaction was executed in accordance with the term sheet and preliminary information.

The following terms of this securitization are:

1.	2007-1 will be structured as a financing arrangement. The loans and debt will stay on the books. Because Novastar is retaining the M6 through the M11 bonds, it is our interpretation that Novastar will receive excessive benefit from the derivative cash flows (Exhibit A). Even with the sale of the M6 and M7 bonds it is still our interpretation that Novastar will receive excessive benefit from the derivative cash flows (Exhibit B). This is primarily due to the significant value of the overcollaterilization (2.3%) retained by Novastar. This overcollateralization causes the derivative benefit to Novastar to be much greater.

2.	NMI will be the depositor to the Trust.

3.	NovaStar Mortgage will act as servicer for the transferred loans.

4.	NMI as servicer has the right, but not the obligation, to purchase any mortgage loan which becomes 90 days or more delinquent (a) within 29 days after the date the mortgage loan becomes 90 days delinquent or (b) on the date the Servicer liquidates the related mortgaged property.

Accounting for Loan Securitization – NMFT 2007-1

5.	NovaStar Mortgage will be required to repurchase loans with origination defects.

6.	The servicer has a clean-up call option which is exercisable when the aggregate principal balance of the mortgage loans has declined to 10% or less than the Maximum Collateral Amount.

7.	NovaStar will assign interest swap agreements with a notional amount of $985 million and interest cap agreements with a preliminary notional amount of $100 million to the Trust. All swaps and caps for the 2007-1 securitization will be designated in the Prospectus Supplement to be dated concurrently with the closing of this transaction.

OVERALL CONCLUSIONS:

Based on our review, we have determined that the transaction was executed in accordance with the term sheet and preliminary information. Nothing came to our attention that would change the conclusions reached in the preliminary memorandum.

Based on the above summary and of the NMFT 2007-1 transaction as it pertains to SFAS 140 requirements, NovaStar has concluded that the sale of loans should be recorded as a “financing” rather than as a sale transaction.

Journal entries and all documentation supporting the recording of the securitization transaction are maintained by Brett Monger.

The M-6 and M-7 securities were retained until their sale on 3/29/07. The M-8, M-9, M-10 and M-11 securities will be retained by NovaStar Mortgage and will be classified as Trading as of 3/31/07. (Note: part of the M-9 security will be bought by the CDO)

ATTACHMENT 2

NFI 2007-1 (with NFI retains M6, M7, M8, M9, M10, M11 and no hedge benefits for these bonds )	Exhibit A
Accounting Stress CPR / Loss - Forward Path February 28, 2007

		$ Value @ Different Interest Rate Shift
		-100	Base	+100	+200	+300	+400
	w/ derivatives	1,739,557,777	1,738,656,000	1,737,670,555	1,736,529,341	1,733,803,874	1,728,437,837
3rd party bonds	w/o derivatives	1,739,527,956	1,738,656,000	1,737,703,897	1,735,509,599	1,717,729,398	1,694,129,175

Interest Retained by NovaStar	w/ derivatives	146,957,433	139,526,042	131,804,325	123,284,724	116,127,952	108,981,866
	w/o derivatives	152,851,515	131,664,958	110,399,835	89,507,096	80,411,527	73,646,181

		Change from Base Value due to Interest Rate Shift
		-100	Base	+100	+200	+300	+400
	w/ derivatives	901,777	—	(985,445)	(2,126,659)	(4,852,126)	(10,218,163)
3rd party bonds	w/o derivatives	871,956	—	(952,103)	(3,146,401)	(20,926,602)	(44,526,825)

Interest Retained by NovaStar	w/ derivatives	7,431,391	—	(7,721,717)	(16,241,318)	(23,398,090)	(30,544,176)
	w/o derivatives	21,186,557	—	(21,265,122)	(42,157,861)	(51,253,431)	(58,018,777)

Hedge Benefit

3rd party bonds		29,820	—	(33,342)	1,019,742	16,074,476	34,308,662
Interest Retained by NovaStar		(13,755,167)	—	13,543,405	25,916,543	27,855,341	27,474,601

Note: Without derivatives bonds spreads are adjusted.

ATTACHMENT 2

NFI 2007-1 (with NFI retains M8, M9, M10, M11 and no hedge benefits for these bonds )	Exhibit B
Accounting Stress CPR / Loss - Forward Path February 28, 2007

		$ Value @ Different Interest Rate Shift
		-100	Base	+100	+200	+300	+400
	w/ derivatives	1,781,106,401	1,780,210,000	1,779,236,329	1,777,955,216	1,774,767,847	1,768,773,542
3rd party bonds	w/o derivatives	1,781,073,087	1,780,210,000	1,779,163,835	1,776,033,608	1,757,191,369	1,732,327,707

Interest Retained by NovaStar	w/ derivatives	105,408,808	97,972,042	90,240,900	81,878,912	75,244,971	68,772,375
	w/o derivatives	111,306,385	90,110,958	68,939,897	48,982,939	40,949,793	35,447,604

		Change from Base Value due to Interest Rate Shift
		-100	Base	+100	+200	+300	+400
	w/ derivatives	896,401	—	(973,671)	(2,254,784)	(5,442,153)	(11,436,458)
3rd party bonds	w/o derivatives	863,087	—	(1,046,165)	(4,176,392)	(23,018,631)	(47,882,293)

Interest Retained by NovaStar	w/ derivatives	7,436,766	—	(7,731,142)	(16,093,130)	(22,727,071)	(29,199,667)
	w/o derivatives	21,195,427	—	(21,171,060)	(41,128,019)	(49,161,164)	(54,663,354)

Hedge Benefit

3rd party bonds		33,315	—	72,494	1,921,608	17,576,477	36,445,835
Interest Retained by NovaStar		(13,758,661)	—	13,439,918	25,034,888	26,434,093	25,463,687

Note: Without derivatives bonds spreads are adjusted.

ATTACHMENT 3

NFI 2007-1 (with NFI retains M9, M10 and M11 and no hedge benefits for these bonds)

Accounting Stress CPR / Loss—Forward Path

As of June 30, 2008

		$ Value @ Different Interest Rate Shift
		-100	Base	+100	+200	+300
	w/ derivatives	984,981,933	985,492,239	989,979,669	994,892,677	1,004,265,705
3rd party bonds	w/o derivatives	985,760,337	985,492,239	987,740,115	990,300,562	997,099,920

Interest Retained by NovaStar	w/ derivatives	2,885,983	2,590,593	2,737,078	2,842,508	2,815,120
	w/o derivatives	2,519,819	2,590,593	2,692,633	2,686,902	2,616,509

		Change from Base Value due to Interest Rate Shift
		-100	Base	+100	+200	+300
	w/ derivatives	(510,306)	—	4,487,430	9,400,438	18,773,465
3rd party bonds	w/o derivatives	268,098	—	2,247,876	4,808,323	11,607,681

Interest Retained by NovaStar	w/ derivatives	295,390	—	146,486	251,915	224,527
	w/o derivatives	(70,774)	—	102,040	96,309	25,916

Hedge Benefit
3rd party bonds		(778,404)	—	2,239,554	4,592,115	7,165,785
Interest Retained by NovaStar		366,164	—	44,446	155,606	198,611

Note: Without derivatives bonds spreads are adjusted.

ATTACHMENT 4

Requirements for a qualifying Special Purpose Entity

Paragraph 35 of FAS 140.

Requirement(s)	NHES 2007-1 Conclusion

35. A qualifying SPE 16 is a trust or other legal vehicle that meets all of the following conditions:

a. It is demonstrably distinct from the transferor	According to the terms of the legal documents, NMI, its affiliates nor agents have the ability to unilaterally dissolve the Trust. Additionally, as of June 30, 2008, the value of beneficial interests held by others was significantly greater than 10 percent of all beneficial interests.

b. Its permitted activities (1) are significantly limited, (2) were entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds, and (3) may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by entities other than any transferor, its affiliates, and its agents (paragraphs 37 and 38).	According to the terms of the legal documents, the Trust is permitted to engage in a specific and limited set of activities. The activities relate generally to collecting on the assets it owns and making payments to the beneficial interest holders (BIHs). The permitted activities can be altered only by a majority of the BIHs.

c. It may hold only:

(1) Financial assets transferred to it that are passive in nature (paragraph 39)	Paragraph 39 clarifies that “(a) financial asset or derivative financial instrument is passive only if holding the asset or instrument does not involve its holder in making decisions other than the decisions inherent in servicing.” Furthermore, paragraph 41 allows a qualifying SPE to “hold nonfinancial assets other than servicing rights only temporarily and only if those nonfinancial assets result from collecting the transferred financial assets. For example, a qualifying SPE could be permitted to temporarily hold foreclosed nonfinancial collateral. In contrast, an entity cannot be a qualifying SPE if, for example, it receives from a transferor significant secured financial assets likely to default with the expectation that it will foreclose on and profitably manage the securing nonfinancial assets.

The assets transferred to NHES 2007-1 were residential mortgage loans. No real estate was transferred to the Trust. No assets have been transferred to the Trust beyond inception.

While the Trust owns considerable real estate as of June 30, 2008, these assets have been acquired in the normal processing of servicing and “collecting transferred assets” as allowed by FAS 140. Furthermore, these assets are being held only temporarily as it is the servicer’s responsibility to liquidate the assets as quickly and efficiently as possible. The assets are not held for the purpose of “profitably” managing the real estate. In fact, generally, the assets are being liquidated at sizeable losses.

(2) Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents (paragraphs 39 and 40)	Paragraph 40 allows for derivatives to be held by a qualifying SPE with certain limitations. The main memorandum discusses the nature of the derivatives in full.

(3) Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE	Not applicable – no such assets were transferred to this Trust.

(4) Servicing rights related to financial assets that it holds	Not applicable as the servicing rights are held by the servicer as an agent of the Trust.

(5) Temporarily, nonfinancial assets obtained in connection with the collection of financial assets that it holds (paragraph 41)	See discussion above.

(6) Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).	The Trust is limited in accordance with FAS 140 in how it can invest the cash collected from assets it holds.

d. If it can sell or otherwise dispose of noncash financial assets, it can do so only in automatic response to one of the following conditions:

(1) Occurrence of an event or circumstance that (a) is specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds; (b) is outside the control of the transferor, its affiliates, or its agents; and (c) causes, or is expected at the date of transfer to cause, the fair value of those financial assets to decline by a specified degree below the fair value of those assets when the SPE obtained them (paragraphs 42 and 43)	According to the legal documents, sales of loans are limited, as prescribed by the legal documents and are not at the control of NMI, as transferor.

(2) Exercise by a BIH (other than the transferor, its affiliates, or its agents) of a right to put that holder’s beneficial interest back to the SPE (paragraph 44)	Legal documents comply with this provision.

(3) Exercise by the transferor of a call or ROAP specified in the legal documents that established the SPE, transferred assets to the SPE, or created the beneficial interests in the transferred assets that it holds (paragraphs 51–54 and 85–88)	Removal is allowed by the legal documents only for defaulted loans, as permitted by paragraph 87 of FAS 140.

(4) Termination of the SPE or maturity of the beneficial interests in those financial assets on a fixed or determinable date that is specified at inception (paragraph 45).	The Trust will terminate only at fixed or determinable dates as prescribed by the legal documents.

ATTACHMENT 5

Requirements for a qualifying Special Purpose Entity
Paragraph 40 of FAS 140.

Requirement(s)	NHES 2007-1 Conclusion

40. A derivative financial instrument pertains to beneficial interests (other than another derivative financial instrument) issued only if it:

a. Is entered into (1) when the beneficial interests are issued by the qualifying SPE to parties other than the transferor, its affiliates, or its agents or sold to such other parties after being issued by the qualifying SPE to the transferor, its affiliates, or its agents or (2) when a passive derivative financial instrument needs to be replaced upon occurrence of an event or circumstance (specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds) outside the control of the transferor, its affiliates, or its agents, for example, when the counterparty to the derivative defaults or is downgraded below a specified threshold	All of the derivatives for the 2007-1 securitization were entered into at the time the beneficial interests were purchased by independent third parties. These derivatives are designated in the Prospectus Supplement dated February 28, 2007, and more importantly, only those derivatives designated in the Supplement can be transferred into the trust. Even though only a portion of the aggregate cap notional amount was assigned to the trust on the closing date (via a novation agreement), NovaStar entered into a forward delivery contract with the trust on the date of the initial close and was legally obligated to deliver the remaining swaps/caps during the secondary funding. Again, only those derivatives designated in the Prospectus Supplement can be transferred to the trust. It is important to also note that NovaStar will receive (pay) cash from (to) the derivative counterparty during the period the derivatives are not assigned to the trust and, therefore, takes market risk on those swaps/caps not assigned at first close. Additionally, if there was ever a scenario in which interest rates increased so dramatically between closes that the third party BIH’s were exposed to a cash shortfall which would have been covered by the caps if they had all been assigned in the first close, then the cash shortfall will be taken from NovaStar’s C bond cash flow. Therefore, after all cash flows are considered, both the third party BIH’s and NovaStar should be in the same cash flow position whether we assign all of the derivatives at the first close or only a portion.

In the opinion of management, the derivatives were entered into and identified to all bond holders at the time the bonds were issued and they meet all other requirements of SFAS 140 (see b. and c. below).

b. Has a notional amount that does not initially exceed the amount of those beneficial interests and is not expected to exceed them subsequently	A inception and at June 30, 2008, the notional amount of the derivatives did not exceed the amount of beneficial interests. The derivatives included in NHES 2007-1 have short maturities. Management’s analysis of future performance of the assets and liabilities of NHES 2007-1, at inception and as of June 30, 2008, demonstrated that it is not likely that the notional amount of the derivatives will exceed the amount of the beneficial interests.

c. Has characteristics that relate to, and partly or fully but not excessively counteract, some risk associated with those beneficial interests or the related transferred assets.	Management’s analysis concludes that as of June 30, 2008 the derivatives do not excessively counteract risk associated with the beneficial interests owned by NovaStar.

ATTACHMENT 6

NovaStar Financial, Inc.
NHES 2007-1
Notional Analysis

Notional of Hedges vs. Bonds and Assets - Current and Inception

	Loans	Notional Amt of Hedges	Bond Principal (from 7/25 remit)
			External	NovaStar	Total
At Issue	$1,888,775,707	$1,085,000,000	$1,738,666,000	$106,718,000	$1,845,384,000
As of 6/30/2008	1,512,875,262	735,000,000	1,472,912,217	57,998,000	1,530,910,217

Maturity Schedule - Hedge Notional
Inception	$1,085,000,000
6/30/2008	735,000,000
12/31/2008	445,000,000
6/30/2009	230,000,000
12/31/2009	40,000,000
1/25/2010	—